UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE FY2020 FINANCIAL RESULTS

Consolidated revenue – 265.5 bln rubles (-8% compared to FY 2019)

EBITDA1 – 41.1 bln rubles (-23% compared to FY 2019)

Profit attributable to equity shareholders of Mechel PAO – 808 mln rubles

Moscow, Russia – March 11, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the FY 2020.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The Group’s consolidated revenue in 2020 totaled 265.5 billion rubles, which is 8% less compared to 2019. EBITDA amounted to 41.1 billion rubles, which is 23% less year-on-year.

“The mining division accounted for about 60% of the decrease in revenue. This was due to a significant decrease in coal prices year-on-year. In conditions of coronavirus limitations, many steelmakers around the world cut down on production, which could not fail to affect the demand for metallurgical coals and their price accordingly. By the year’s end the market demonstrated signs of a recovery, but due to China’s restrictions on Australian coal imports, coal prices outside on China remained low under this pressure. High prices in China have supported our mining division’s revenue to a certain extent. In 4Q2020 we increased shipments to China as best we could considering our long-term contractual obligations to partners from other countries. These circumstances became in many ways the reason for a decrease in our consolidated EBITDA. In Mechel’s other divisions EBITDA dynamics were positive year-on-year.

“The decrease in the steel division’s revenue was also due to the coronavirus pandemic. As many steel consumers cut down on operations, demand for some of our steel facilities’ products demonstrated a noticeable reduction. Unfortunately, this decline often concerned high value-added products, such as stampings.

“I would like to note separately that our facilities maintained stable operations despite the complications we had to face last year, increasing coal output by 10%, pig iron output by 6% and steel by 1%. The steel division’s production growth was due to completion of major overhauls of Chelyabinsk Metallurgical Plant’s blast furnace and converter. As we do not plan such major repairs in 2021, we expect steel output to grow 10% year-on-year and top 4 million tonnes. Coal mining went up due to increasing of our mining equipment fleet and stripping and mining volumes at Southern Kuzbass Coal Company.

“We continue implementing programs developing our facilities and upgrading equipment. We pay extra attention to the ecological component of our operations. New investment projects include measures on decreasing waste emissions into air and water. For instance, in Chelyabinsk in the frameworks of federal project “Clean air” the Company has concluded two ecological agreements with government authorities and one more additional agreement related to water bodies’ impact reduction. Under these agreements we committed to decrease air emissions by 15 thousand tonnes per year and aquatic disposals three-fold. Total volume of investments with regard to these agreements will amount to 14.5 bln rubles. In order for these efforts to be consistent and systematic, we have inaugurated a position of deputy chief executive officer for ecology and environment protection. We are sure that this step will enable us to speed up implementation of our ecological programs and bring in modern methods of managing environment protection at the Group’s facilities.

“The market trends that are forming in early 2021 are favorable for the Group. The current price trend, combined with stable output and sales, will enable us to generate sufficient cash flow to service our loans, decrease our leverage, finance investment projects and our facilities’ development.

Consolidated Results For The Full Year 2020

Mln rubles	FY 2020	FY 2019[1]	%	4Q’ 20	3Q’ 20%
Revenue from contracts with external customers	265 454	287 153	-8%	69 257	64 424	8%
Operating profit	19 925	34 200	-42%	7 902	6 353	24%
EBITDA	41 051	53 092	-23%	9 689	9 349	4%
EBITDA, margin	15%	18%		14%	15%
Profit / (loss) attributable to equity shareholders of Mechel PAO	808	2 409	-66%	16 571	(25 959)	-

1 These amounts reflect adjustments made in connection with the presentation of the discontinued operation.

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Mechel PAO’s Deputy Chief Executive Officer for Economics and Finance Nelli Galeeva commented:

“Consolidated EBITDA in 2020 amounted to 41.1 billion rubles. Profit attributable to equity shareholders of Mechel PAO amounted to 0.8 billion rubles, which is 1.6 billion rubles less than in 2019. Foreign exchange losses on foreign currency liabilities due to a weaker ruble against the US dollar and the euro in this reporting period, which grew by 54.7 billion rubles, had a key impact on this result’s dynamics, though it was partly offset by the positive effect from the sale of Elga Coal Complex’s companies.

“The Group improved its financial results in 4Q2020 — revenue from sales to third parties in 4Q2020 went up by 8% quarter-on-quarter and amounted to 69.3 billion rubles, consolidated EBITDA reached 9.7 billion rubles, which is 4% more than in 3Q2020. Profit attributable to equity shareholders of Mechel PAO in 4Q2020 amounted to 16.6 billion rubles, which is 42.6 billion rubles more than in 3Q2020, when we registered a loss attributable to equity shareholders of Mechel PAO, amounting to 26 billion rubles. Apart from operational efficiency, the growth of foreign exchange gains on foreign currency liabilities, amounting to 30 billion rubles due to a stronger ruble in this reporting period, also had a major impact on this figure’s dynamics.

“The operating cash flow went down by 19.8 billion rubles (37.9 billion rubles in 2020 as compared to 57.7 billion rubles in 2019). This was largely caused by a decrease in revenue as coal prices in the global market reduced, as well as sales of stampings in our steel segment. The operating cash flow in 4Q2020 went up to 9 billion rubles from 4.8 billion rubles in 3Q2020. The cash flow remains sufficient not only for financing the Group’s operational needs, but also for decreasing debt leverage.

“In 2020, finance costs went down by 8.8 billion rubles or 26% year-on-year. This was due to our partial repayment of loans with Gazprombank and VTB Bank using the gain on the Elga Coal Complex sale and the decrease of the Bank of Russia’s key interest rate.

“The same factors had their impact on the decrease of the amount of interest paid, including capitalized interest and lease interest. In 2020 this parameter amounted to 23 billion rubles, which is 8.2 billion or 26.3% less compared to 31.2 billion rubles in 2019.

“In 4Q2020 the amount of interest paid, including capitalized interest and lease interest, went up due to the change in average currency exchange rates of euro and dollar and reached 4.3 billion rubles as compared to 4.1 billion in 3Q2020.

“As of today, the company’s average debt portfolio cost is 5.4% per annum.

“As of December 31, 2020, the Group’s net debt excluding fines, penalties on overdue amounts and options went down by 74.8 billion rubles as compared to December 31, 2019, and amounted to 325.6 billion rubles. This was due to net loan settlement totaling 99.5 billion rubles, mostly as we repaid loans granted by Gazprombank and VTB Bank with cash received from sale of assets and decreased debt due to the effect of discontinued operations related to disposal of companies comprising Elga Coal Complex for a total of 9.5 billion rubles, and which was partly offset by the foreign exchange losses to the effect of 36.1 billion rubles due to the ruble’s weakening against the US dollar and the euro.

“The Net Debt to EBITDA ratio amounted to 7.9 by the end of 2020, as compared to 7.5 at the end of 2019. This growth is due primarily to the growth of the ruble value of the debt’s foreign currency share as the ruble depreciated against the US dollar and the euro as of December 31, 2020, as compared to December 31, 2019, as well as decreased EBITDA in the past 12 months ending December 31, 2020.

“The debt portfolio’s structure currently consists of 55% in rubles and the rest in foreign currency. The share of state-controlled banks is 86%.”

Mining Segment

Revenue from contracts with external customers in 4Q2020 went up by 7% quarter-on-quarter due to improved trends in metallurgical coal markets. EBITDA in 4Q2020 went up by 2% as prices for our entire product range went up. The dynamics were held back by an increase in costs of sales due to both lower coal output and sales, and seasonal factors.

Revenue from sales to third parties in 2020 went down by 15% year-on-year. The division’s EBITDA in this period went down by 34% year-on-year. This was primarily due to a major decline in prices for all types of coal products as compared to the previous year.

Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted:

“The weakness of metallurgical coal market had the key impact on the division’s financial dynamics in 2020. Almost the entire year coal prices moved downwards under pressure from reducing demand for steel due to quarantine limitations introduced by many countries. Average coking coal concentrate prices on FCA basis went down 37% year-on-year, prices for anthracites and PCI went down 30%. Only iron ore concentrate demonstrated confident positive dynamics last year.

“Even though the volume of metallurgical coal sales to third parties in 2020 went up 15% compared to 2019, revenue from contracts with external customers went down by 15%. The same factors led to EBITDA’s 34-percent decrease year-on-year. At the same time, average unit costs at our mining facilities in 2020 was lower than in 2019.

“Despite the revisions the new coronavirus pandemic brought into the division’s life and operations last year, the division’s facilities continued to work as normal, fully complying with all state requirements protecting our staff’s health. As a result, coal mining went up 10% year-on-year, mostly due to restored operational volumes at Southern Kuzbass Coal Company.

          “We continue to work on restoring operational volumes at our facilities. We work on improving the efficiency of contractors involved in our operations. Yakutugol Holding Company, Southern Kuzbass Coal Company and Korshunov Mining Plant have developed and are now implementing target financing programs aimed at upgrading our washing plants and improving their efficiency. We continue with upgrading our mining transport fleet. The division’s coke and chemical facilities implement technical upgrades of their production equipment, paying special attention to the ecological component and decreasing our operations’ impact on the environment.”

Mln rubles	FY 2020	FY 2019[1]	%	4Q’ 20	3Q’ 20%
Revenue from contracts with external customers	70 881	83 517	-15%	18 411	17 190	7%
Revenue inter-segment	34 402	37 710	-9%	9 475	8 232	15%
EBITDA	26 259	39 669	-34%	6 513	6 406	2%
EBITDA, margin	25%	33%		23%	25%

1 These amounts reflect adjustments made in connection with the presentation of the discontinued operation.

Steel Segment

In 4Q2020 revenue from sales to external customers went up by 4% quarter-on-quarter due to higher sales prices for steel products. The fourth quarter was defined by an explosive growth of prices for the construction product range, caused by lack of supply on the market due to China’s high demand for steel as well as limited supply due to slow comeback of steelmaking facilities after coronavirus limitations in the first half of 2020. As such, EBITDA in 4Q2020 remained unchanged quarter-on-quarter.

Revenue from sales to third parties in 2020 went down by 5% year-on-year due to a decrease in sales of stampings, particularly railway axles as demand for new railcars decreased as compared to 2019. EBITDA in this reporting period went up 8% year-on-year as the share of high value-added products went up and costs of sales went down.

Mechel Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“In 2020, the division demonstrated a 5% decline in revenue from contracts with external customers as compared to 2019. Various factors had an impact on this figure’s dynamics. On the one hand, we have increased sales of high value-added products such as rails and sections manufactured by Chelyabinsk Metallurgical Plant’s universal rolling mill, as well as flat rolls. As output of high value-added products was on high priority, we somewhat decreased rebar sales. Also, due to weaker consumer needs, sales of stampings and some types of hardware also declined. Nevertheless, the division’s overall shipment volumes remained practically unchanged in this reporting period year-on-year. On the other hand, some of the division’s products suffered from negative price dynamics. Despite stronger steel prices on the global and domestic markets in late 2020, average prices registered year-on-year growth only for rails, forgings and stampings, as well as wire ropes. The dramatic rise of steel prices in December did not have a major impact on the reporting period’s revenue, but will have a positive influence on this year’s financial results.

“Despite a lower revenue, EBITDA in 2020 went up 8% as compared to 2019. This was the result of our focusing on output of the most profitable products as well as reducing unit production costs as coking coal prices went down.

“Overall, last year the division demonstrated stable operational results and an ability to adapt its production plans to changing market trends as the coronavirus infection spread. We continue to implement repair programs aimed at expanding our product range, improving product quality and decreasing our operations’ impact on the environment.”

Mln rubles	FY 2020	FY 2019[1]	%	4Q’ 20	3Q’ 20%
Revenue from contracts with external customers	166 885	174 850	-5%	43 131	41 354	4%
Revenue inter-segment	6 626	6 068	9%	1 875	1 299	44%
EBITDA	13 154	12 170	8%	3 034	3 022	0%
EBITDA, margin	8%	7%		7%	7%

1 These amounts reflect adjustments made in connection with the presentation of the discontinued operation.

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Denis Graf noted:

“The division’s financial results in 4Q2020 improved as expected quarter-on-quarter as the heating season began and the summer campaign of repairs to key generating equipment ended. The 4% decrease in revenue in 2020 as compared to 2019 was due to a decrease in electricity generation as we increased the volume of repairs to our key and supplemental equipment in accordance with our production plans. Also, higher outside temperatures led to a late start for the heating season, which had an impact on heat generation. At the same time, EBITDA went up 67% year-on-year due to the growth of unregulated capacity prices on the wholesale electric power and capacity market, as well as higher retail markup year-on-year and lower production costs.”

Mln rubles	FY 2020	FY 2019[1]	%	4Q’ 20	3Q’ 20%
Revenue from contracts with external customers	27 688	28 786	-4%	7 716	5 879	31%
Revenue inter-segment	15 769	15 541	1%	4 191	3 569	17%
EBITDA	2 349	1 409	67%	807	254	218%
EBITDA, margin	5%	3%		7%	3%

1 These amounts reflect adjustments made in connection with the presentation of the discontinued operation.

***

Mechel PAO

Alexey Lukashov

Phone: +7 495 221 88 88

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Impairment of goodwill and other non-current assets, net, Net result on the disposal of non-current assets, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of trade and other receivables and payables, net, Change in provision (reversal of provision) for inventories at net realisable value, (Profit) loss after tax for the period from discontinued operations, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	31.12.2020	31.12.2019
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	301 609	370 206
Interest payable	9 750	9 014
Non-current loans and borrowings	2 201	7 205
Other non-current financial liabilities	1 901	48 303
Other current financial liabilities	324	147
less Cash and cash equivalents	(1 706)	(3,509)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	314 079	431 366

Current lease liabilities	7 535	10 353
Non-current lease liabilities	3 958	7 002
Net debt, excluding fines and penalties on overdue amounts	325 572	448 721

EBITDA can be reconciled to our consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	12m2020	12m2019*	12m2020	12m2019*	12m2020	12m2019*	12m2020	12m2019*
Profit (loss) attributable to equity shareholders of Mechel PAO	808	2 409	38 742	4 253	(34 383)	5 938	(1 081)	351
Add:
Depreciation and amortisation	14 286	13 410	7 463	6 775	6 335	6 153	488	482
Foreign exchange loss (gain), net	36 388	(18 288)	7 400	(3 423)	28 928	(14 841)	59	(24)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	25 145	33 863	12 408	19 164	14 403	14 839	447	653
Finance income	(3 504)	(590)	(2 289)	(901)	(3 306)	(450)	(23)	(31)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision (reversal of provision) for inventories at net realisable value	3 626	3 646	3 485	5 467	4	(1 835)	138	12
(Profit) loss after tax for the period from discontinued operations	(41 609)	6 790	(41 651)	6 962	-	(39)	-	(132)
Net result on the disposal of subsidiaries	23	-	-	-	23	-	-	-
Profit attributable to non-controlling interests	648	1 876	110	701	217	996	321	180
Income tax expense (benefit)	2 528	7 913	(149)	20	676	503	(34)	333
Effect of pension obligations	169	188	118	138	46	47	5	4
Other fines and penalties	3 001	1 874	880	513	291	859	2 148	(419)
Other one-off items	(458)	-	(258)	-	(80)	-	(119)	-
EBITDA	41 051	53 092	26 259	39 669	13 154	12 170	2 349	1 409
EBITDA, margin	15%	18%	25%	33%	8%	7%	5%	3%

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	4q 2020	3q 2020	4q 2020	3q 2020	4q 2020	3q 2020	4q 2020	3q 2020
Рrofit (loss) attributable to equity shareholders of Mechel PAO	16 571	(25 959)	9 530	(3 368)	5 142	(21 487)	260	63
Add:
Depreciation and amortisation	4 005	3 338	2 342	1 685	1 530	1 538	132	116
Foreign exchange (gain) loss, net	(6 261)	23 710	(1 814)	3 975	(4 437)	19 702	(9)	34
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	5 501	5 379	2 268	2 496	3 854	3 518	97	95
Finance income	(2 735)	(240)	(533)	(812)	(2 917)	(154)	(4)	(4)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision (reversal of provision) for inventories at net realisable value	(1 635)	(999)	(819)	(605)	(682)	(250)	(132)	(145)
Net result on the disposal of subsidiaries	(26)	49	-	-	(26)	49	-	-
Profit (loss) attributable to non-controlling interests	544	(137)	106	47	358	(260)	80	75
Income tax (benefit) expense	(5 334)	3 529	(4 480)	2 727	564	(33)	51	168
Effect of pension obligations	8	25	(14)	16	21	8	1	1
Other fines and penalties	(754)	917	185	245	(435)	533	329	(28)
Other one-off items	(195)	(263)	(258)	-	62	(142)	2	(121)
EBITDA	9 689	9 349	6 513	6 406	3 034	3 022	807	254
EBITDA, margin	14%	15%	23%	25%	7%	7%	7%	3%
* These amounts reflect adjustments made in connection with the presentation of the discontinued operation. *** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND
OTHER COMPREHENSIVE INCOME

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Year ended December 31, 2020	Year ended December 31, 2019*
Continuing operations
Revenue from contracts with customers	265,454	287,153
Cost of sales	(170,605)	(183,086)
Gross profit	94,849	104,067

Selling and distribution expenses	(49,994)	(48,432)
Impairment of goodwill and other non-current assets, net	(3,897)	(1,804)
Allowance for expected credit losses on financial assets	(149)	(234)
Taxes other than income taxes	(3,446)	(4,517)
Administrative and other operating expenses	(18,437)	(15,568)
Other operating income	999	688
Total selling, distribution and operating income and (expenses), net	(74,924)	(69,867)
Operating profit	19,925	34,200

Finance income	3,504	590
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	(25,145)	(33,863)
Foreign exchange (loss) gain, net	(36,388)	18,288
Share of profit of associates, net	20	28
Other income	718	228
Other expenses	(259)	(483)
Total other income and (expense), net	(57,550)	(15,212)
(Loss) profit before tax from continuing operations	(37,625)	18,988

Income tax expense	(2,528)	(7,913)
(Loss) profit for the period from continuing operations	(40,153)	11,075
Discontinued operations
Profit (loss) after tax for the period from discontinued operations	41,609	(6,790)
Profit for the period	1,456	4,285

Attributable to:
Equity shareholders of Mechel PAO	808	2,409
Non-controlling interests	648	1,876

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation.

	Year ended December 31, 2020	Year ended December 31, 2019*
Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods, net of income tax	2,042	(1,771)
Exchange differences on translation of foreign operations	2,042	(1,771)

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of income tax	253	(867)
Net gain on equity instruments designated at fair value through other comprehensive income	53	–
Re-measurement of defined benefit plans	200	(867)
Other comprehensive income (loss) for the period, net of tax	2,295	(2,638)
Total comprehensive income for the period, net of tax	3,751	1,647

Attributable to:
Equity shareholders of Mechel PAO	3,099	(210)
Non-controlling interests	652	1,857

Earnings per share
Weighted average number of common shares	412,589,910	416,256,510
Earnings per share (Russian rubles per share) attributable to common equity shareholders – basic and diluted	1.96	5.79
(Loss) earnings per share from continuing operations (Russian rubles per share) – basic and diluted	(98.89)	22.10
Earnings (loss) per share from discontinued operations (Russian rubles per share) – basic and diluted	100.85	(16.31)

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of December 31, 2020

(All amounts are in millions of Russian rubles)

	December 31, 2020	December 31, 2019
Assets
Non-current assets
Property, plant and equipment	81,345	179,264
Right-of-use assets	12,840	17,728
Mineral licenses	18,458	31,075
Goodwill and other intangible assets	10,383	13,652
Investments in associates	341	321
Deferred tax assets	561	3,648
Other non-current assets	611	553
Non-current financial assets	445	232
Total non-current assets	124,984	246,473
Current assets
Inventories	42,138	39,773
Income tax receivables	45	65
Trade and other receivables, net	16,403	15,340
Other current assets	8,423	6,982
Other current financial assets	141	363
Cash and cash equivalents	1,706	3,509
Total current assets	68,856	66,032
Total assets	193,840	312,505

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	840	840
Treasury shares	(907)	(63)
Additional paid-in capital	23,410	24,434
Accumulated other comprehensive income (loss)	1,391	(848)
Accumulated deficit	(273,186)	(273,754)
Equity attributable to equity shareholders of Mechel PAO	(244,289)	(245,228)
Non-controlling interests	13,618	11,631
Total equity	(230,671)	(233,597)
Non-current liabilities
Loans and borrowings	2,201	7,205
Lease liabilities	3,958	7,002
Other non-current financial liabilities	1,901	48,303
Other non-current liabilities	301	105
Pension obligations	5,232	4,933
Provisions	4,802	5,238
Deferred tax liabilities	6,773	13,877
Total non-current liabilities	25,168	86,663
Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 13,227 million and RUB 11,111 million as of December 31, 2020 and 2019, respectively	314,836	381,317
Trade and other payables	43,783	38,244
Lease liabilities	7,535	10,353
Income tax payable	7,843	9,161
Taxes and similar charges payable other than income tax	10,969	9,228
Advances received	6,067	4,975
Other current financial liabilities	324	147
Other current liabilities	1,038	841
Pension obligations	631	615
Provisions	6,317	4,558
Total current liabilities	399,343	459,439
Total liabilities	424,511	546,102
Total equity and liabilities	193,840	312,505

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31, 2020

(All amounts are in millions of Russian rubles)

	Year ended December 31,
	2020	2019
Cash flows from operating activities
(Loss) profit for the period from continuing operations	(40,153)	11,075
Profit (loss) after tax for the period from discontinued operations	41,609	(6,790)
Profit for the period	1,456	4,285
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation	14,818	15,176
Foreign exchange loss (gain), net	37,765	(19,241)
Deferred income tax expense	2,574	2,288
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net	48	73
Write-off of inventories to net realisable value	928	1,763
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	4,350	2,880
Finance income	(3,504)	(600)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	26,853	38,830
Provisions for legal claims, income tax and other taxes and other provisions	24	3,630
Gain on sale of discontinued operations	(45,580)	–
Other	(167)	198
Changes in working capital items
Trade and other receivables	(236)	1,546
Inventories	(5,283)	(1,511)
Trade and other payables	1,137	4,037
Advances received	995	650
Taxes payable and other liabilities	4,580	5,151
Other assets	(1,474)	1,238

Income tax paid	(1,335)	(2,735)
Net cash provided by operating activities	37,949	57,658

	Year ended December 31,
	2020	2019
Cash flows from investing activities
Interest received	129	76
Royalty and other proceeds associated with disposal of subsidiaries	–	17
Proceeds from loans issued and other investments	39	313
Proceeds from disposal of the discontinued operations, net of cash disposed of	88,979	–
Proceeds from disposals of property, plant and equipment	119	211
Purchases of property, plant and equipment	(4,826)	(6,282)
Interest paid, capitalised	(57)	(256)
Net cash provided by (used in) investing activities	84,383	(5,921)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 1 million, RUB 214 million and RUB 918 million for the periods ended December 31, 2020, 2019 and 2018, respectively	77,367	7,599
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 353 million, RUB 2,222 million and RUB 435 million for the periods ended December 31, 2020, 2019 and 2018, respectively	(176,883)	(20,772)
Repurchase of common shares	(844)	–
Sale and purchase of non-controlling interest in subsidiaries	169	–
Dividends paid to shareholders of Mechel PAO	(292)	(1,515)
Dividends paid to non-controlling interests	(3)	(16)
Interest paid, including fines and penalties	(22,912)	(30,923)
Payment of principal portion of lease liabilities	(2,660)	(2,276)
Sale and leaseback transactions	462	248
Acquisition of assets under deferred payment terms	(508)	(341)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	–	(361)
Net cash used in financing activities	(126,104)	(48,357)

Foreign exchange (loss) gain on cash and cash equivalents, net	(61)	(891)
Changes in allowance for expected credit losses on cash and cash equivalents	28	(2)
Net (decrease) increase in cash and cash equivalents	(3,805)	2,487

Cash and cash equivalents at beginning of period	3,509	1,803
Cash and cash equivalents, net of overdrafts at beginning of period	2,867	380
Cash and cash equivalents at end of period	1,706	3,509
Cash and cash equivalents, net of overdrafts at end of period	(938)	2,867

There were certain reclassifications to conform with the current period presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 11, 2021